UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2004

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

December 9, 2004

NEWS RELEASE

GREAT PANTHER PLANS DRILL PROGRAM FOR

SAN ANTONIO GOLD-COPPER PROJECT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) is pleased to announce that the Phase One exploration program on the San Antonio Gold-Copper Project has provided numerous diamond drill targets on the high grade vein system. In addition, an area of strong alteration covering several square kilometres has been defined upon which fieldwork is continuing with the goal of generating additional, bulk tonnage drill targets. The property comprises 10,091 hectares in the Guadalupe y Calvo Mining District in southwest Chihuahua State, Mexico and the Company controls 100% of the ground containing these targets.

Detailed mapping and sampling of outcrop and underground workings over the past 5 months has focused upon the vein systems in order to better understand the structural controls on gold-copper mineralization that is spread over an area exceeding 2 kilometres in width. The veins locally exceed 300 metres in strike length before disappearing under cover and are believed to have a vertical extent of at least 200 metres.

The veins are believed to be mesothermal in origin and often have a sygmoidal pattern with the host structural zones having a width of 10 metres or more at the flexures. Sampling of the veins on surface and underground has indicated that gold, and to a lesser degree copper, has been partially leached at surface resulting in higher grades from the underground workings. In addition, higher grades were obtained where it was possible to sample the vein flexures and the veins appear to achieve greater widths where they are hosted by andesite rather than rhyolite.

As previously reported (June 10, 2004), underground sampling of the Santo Niño vein returned an average grade of 7.75g/t gold over an average width of 3.03 metres along a 25 metre strike length, with caved ground preventing further access. More recent sampling has tested the Sari Vein, which has been traced for more than 300m along strike with at least 200m of vertical relief. True widths and grades across this vein include 0.9m @ 25.1g/t Au and 4.1% Cu, 0.4m @ 86.1g/t Au and 2.0% Cu, 0.9m @ 9.7g/t Au and 6.0% Cu, and 1.7m @ 12.1g/t Au and 0.6% Cu.

On the large Gossan zone, first-pass reconnaissance-scale mapping and PIMA sampling have identified the presence of alunite (high temperature clay mineral), extensive silica alteration, and iron oxides, indicating correct conditions for precious metal deposition in a volcanic hosted low sulphidation epithermal system. First pass information will now be used to guide detailed mapping and sampling in the Gossan zone in order to interpret geological controls on mineralization and select drill targets.

A 2,000 metre diamond drill program, comprising 15-17 holes has been proposed to test the Santo Nino, Piedra Verde, and Sary veins and any targets generated within the Gossan zone. Road building and site preparation for the drill program will commence early in the new year with drilling scheduled to commence in early February. The goal of the program is to demonstrate the potential for the San Antonio Property to host a deposit containing at least a million ounces of gold.

Exploration is being carried out under the supervision of consulting geologist Matthew D. Gray, Ph.D., C.P.G. of Resource Geosciences de Mexico, S.A. de C.V. and Robert F. Brown, P.Eng, V.P. Exploration for Great Panther Resources Limited. Mr. Brown is the Qualified Person for the project under the meaning of National Instrument 43-101. All samples were assayed by ALS Chemex Labs.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

signed: "Robert A. Archer"

Robert A. Archer, P.Geo.

President & CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: December 14, 2004